Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Intermolecular, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-178154, 333-180169 and 333-187017) on Form S-8 of Intermolecular, Inc. of our report dated March 7, 2014, with respect to the consolidated balance sheets of Intermolecular, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and of stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Intermolecular, Inc.

/s/ KPMG LLP
Santa Clara, California
March 7, 2014